SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15b-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

Alto Palermo S.A.
(Exact name of Registrant as specified in its charter)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Hipólito Yrigoyen 476, piso 2
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F _❄_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _❄_

ALTO PALERMO S.A. (APSA) (THE "COMPANY")

REPORT ON FORM 6-K

Attached is an English translation of summaries of the following letters filed by the Company with the *Bolsa de Comercio de Buenos Aires* and the *Comisión Nacional de Valores* **(i)** letter dated May 24, 2002, with the report of the nine-months period ended March 31, 2002, and **(ii)** letter dated May 24, 2002 related to the quarterly financial statements for the nine-month period ended on March 31, 2002.

In addition, attached is an English translation of the press release related to the results of the March 31, 2002 quarterly financial statements.

(i) By letter dated May 24, 2002, the Company filed the report of the nine-months period ended March 31, 2002. The result of such period reflects an accumulated loss of Ps. 29,411,817 (Pesos twenty nine million four hundred and eleven thousand eight hundred and seventeen).

(ii) By letter dated May 24, 2002, 2002 the Company handed in the following documents:

- Quarterly Financial Statements for the nine-moth period ended March 31, 2002
- Supervisory Committee Report
- Auditor's Report
- Complementary information
- Copy of the Board Resolution Minute approving the above mentioned documents
- Copy of the Supervisory Committee approving the above mentioned documents
- Financial Statements Art. 33 Ley de Sociedades Comerciales 19.550

   

IIIQ 2002

ALTO PALERMO
Centros Comerciales

ALTO PALERMO
Centros Comerciales

Press Release

For further information
Marcelo Mindlin – Vice-President
Daniela Bullrich – Head of Capital Markets
(5411) 4323-7586
www.altopalermo.com.ar

Alto Palermo S.A. (APSA) reports its results for the first nine months of fiscal year 2002

Buenos Aires, May 24, 2002 – Alto Palermo S.A. (APSA) and alternatively, the "Company", a company engaged in the management, lease and development of shopping centers, reports its results for the first nine months of fiscal year 2002, ended March 31, 2002.

The net loss for the nine-month period was Ps. 29.4 million, as compared to an income of Ps. 4.9 million for the same period of the previous year.

As of March 31, 2002, total revenues were Ps. 94.8 million, 18.4% less than for the same period of the previous year.

The gross income for the period was Ps. 47.4 million, 28.5% less than the gross income for the same period of the previous year.

The consolidated operating income for the period was Ps. 12.8 million, 65.7% less than for the same period of the previous year.

Consolidated net income before interest, taxes, depreciation and amortization (EBITDA[1]) for the nine-month period totaled Ps. 45.0 million, 35.3% less than the EBITDA for the same period of the previous year.

Comments on the operations performed during the quarter

The first quarter of 2002 will be remembered as one of the worst periods in Argentine history. Following the assumption of Eduardo Duhalde as President on January 1 to serve until December 2003, a series of measures were adopted that changed the structural pillars of the economy. On January 6 the fixed exchange rate that had been in place in the country for more than ten years was set aside, triggering a large devaluation of the peso, which was quoted at Ps. 2.91 per dollar on March 27.

Having eliminated the fixed exchange rate regime, the authorities ordered the conversion to pesos of all dollar denominated contracts. Additionally, the mandatory rescheduling of peso and dollar denominated deposits in the banking segment was announced. This measure, together with the restriction on cash withdrawals from bank accounts previously enforced by the De la Rua administration, came to be known as the "*corralito*".

[1] EBITDA represents the net income plus accrued interest charges, income tax, depreciation and amortization charges and all items that do not imply movements of funds, and any extraordinary or non-recurrent loss or income.

Five months after the fall of the Convertibility Law, there is still no decision as to what system will replace it in the long term. Consequently, the Argentine economy has entered a virtual standstill of since the month of December.

In a scenario of devaluation and generalized default in which the National Government in the first place and later a large number of private debtors announced their inability to meet their obligations, the company has managed to satisfy all its liabilities when due.

In terms of the operations, the period was extremely complicated, as a result of the deep uncertainty caused by the "*corralito*" and the devaluation as well as the generalized breach of contracts in the economy and the severance of the chain of payments, which caused economic agents to preserve the scarce cash generated. In the specific case of our group of companies, the mandatory conversion to pesos of lease agreements, the imposition of an inflation adjustment through the application of the CER index ("*Coeficiente de Estabilización de Referencia*") and the impossibility to enter into new agreements in dollars, impacted on the occupancy rate and on the income from leases and services.

During the third quarter of fiscal year 2002, we followed with the process started two years ago of achieving a financial and expenditure structure sustainable over time. In line with this decision, we continued our reduction of administration and selling expenses, which has been implemented for several periods now, and which we believe to be a material element of our strategy.

	For the nine-month period ended March 31, 2002	2001	Difference (%)
Cost of Leases and services	(30,154,855)	(35,935,165)	(16.1)
Cost of Leases and services - unrecovered common expenses	(6,722,184)	(141,705)	4643.8
Subtotal	**(36,877,039)**	**(36,076,870)**	2.2
Selling expenses - Leases and services and others	(1,051,170)	(3,459,633)	(69.6)
Administrative expenses - Leases and services and others	(5,799,976)	(9,337,528)	(37.9)
Subtotal	**(6,851,146)**	**(12,797,161)**	(46.5)
Selling expenses - Allowance for doubtful accounts Leases and services and others	(11,647,881)	(7,013,204)	66.1
Administrative and Selling expenses – Tarjeta Shopping	**(14,785,248)**	**(10,663,924)**	38.6
Outstanding cards	152,242	123,273	23.5

Funds From the Operations (FFO[2]) decreased Ps. 4.4 million, from Ps. 36.7 million recorded as of March 31, 2001, mainly due to the increase in financing expenses generated by liabilities, in addition to the one-time charge for unrecovered common expenses.

[2] FFOs calculated as the period's results before amortizations and depreciations and other net income and expenses.

	March 31, 2002	March 31, 2001	Difference	%
Revenues	70,446,005	116,135,747	(45,689,742)	(39.3)
Revenues from Shopping Centers	70,447,884	89,751,345	(19,303,461)	(21.5)
Revenues from Torres de Abasto	2,758,841	6,817,195	(4,058,354)	(59.5)
Revenues from Tarshop S.A.	21,547,710	19,567,207	1,980,503	10.1
EBITDA	44,964,735	69,511,884	(24,547,149)	(35.3)
EBITDA per share	0.06	0.10		
EBITDA Shopping Centers	47,125,454	66,184,994	(19,059,540)	(28.8)
EBITDA Torres de Abasto	(601,380)	(530,401)	(70,979)	13.4
EBITDA Tarshop S.A.	(1,559,339)	3,857,291	(5,416,630)	(140.4)
FFO	4,411,910	36,713,830	(32,301,920)	(88.0)
FFO per share	0.01	0.05		
NET (LOSS) INCOME FOR THE PERIOD	**(29,411,817)**	**4,892,251**	**(34,304,068)**	**(701.2)**

	For the nine-month period ended March 31,	
	2002	2001
EBITDA	44,964,735	69,511,884
Interest Expenses (1)	71,977,737	30,522,207
Financial Debt (2)	276,875,757	291,282,711
EBITDA/Interest Expenses	0.62	2.28
Financial Debt /EBITDA (3)	4.62	3.14
Price per share (B.C.B.A.)	0.12	0.38
Enterprise value (4)	360,875,757	557,282,711
Financial debt/Enterprise value	0.77	0.52
Outstanding shares	700,000,000	700,000,000

(1) Interest expenses generated by liabilities.
(2) Financial Debt (net of accrued interests) plus Intercompany loans, Section 33 Law Nº 19,550
(3) Annualized EBITDA.
(4) Outstanding shares at their market value plus financial liabilities.

Summary of operations

Shopping Centers

Tenants' sales for the nine-month period ended March 31, 2002 were Ps. 702.4 million, 20.7% lower than the sales for the same period of the previous year.

Tenants' average monthly sales per square meter for the nine-month period totaled approximately Ps. 324.7.

Our shopping centers received approximately 65.9 million visitors during the last twelve months.

As of March 31, 2002, the average occupancy rate of our shopping centers was approximately 92.0%.

Tarjeta Shopping

During this nine-month period, Tarshop S.A., the credit card company in which the Company holds an 80% interest, had experimented a 2.5% increase in its credit card portfolio (including securitized receivables), from Ps. 63.0 million as of March 31, 2001 to Ps. 64.6 million as of March 31, 2002. In addition, 14,252 new cards were issued during this period, reaching 152,242 cards. These two indicators motivated a 10.1% increase in the revenues of Tarjeta Shopping, from Ps. 19.6 million as of March 31, 2001 to Ps. 21.5 million as of March 31, 2002. The deep political, economic and social crisis experienced in Argentina affected Tarshop's collections, leading to an increase in the bad debtors' provision of 175.5%, and resulting in a net loss of Ps. 5.7 million for the nine-month period ended March 31, 2002, as compared to an income of Ps. 2.1 million for the same period of the previous year.

Promotional Activities

During this quarter, several events were carried out, including the "Easter Promotion", which encouraged sales by making gifts to our clients; and the organization and sponsoring of the "Buenos Aires Fashion Week". In addition, during the second half of April one of the most important cultural events of the Buenos Aires Government was held in Abasto Shopping Center: the Independent Film Festival, in which films from all parts of the world were shown. Abasto was the principal hosting location of this festival.

Bonus$

During the period under review, the Company successfully continued the "Bonus$" customer fidelity program. As of March 31, 2002, more than 700,000 cards had been issued under the program and approximately 111 thousand prizes had been awarded.

Other Relevant Events

Impact of devaluation on the Company's financial position

The recent measures adopted by the National Government include, inter alia, the devaluation of the peso, establishing the free flotation of the dollar and the conversion to pesos of all outstanding loans and contracts agreed upon in dollars or other foreign currency at the exchange rate of one Peso (Ps. 1.00) = one U.S. Dollar (US$ 1.00). In addition, all deposits held with financial institutions were converted to pesos at the exchange rate of one Peso forty cents (Ps. 1.40) = one U.S. Dollar (US$ 1.00). Since February 3, 2002, these contracts, loans and deposits have been adjusted by the Referential Stabilization Coefficient *("C.E.R.")*, which as of March 31, 2002 was 1.0481.

Although our lease agreements are denominated in U.S. dollars, under this resolution our tenants must pay their obligations in pesos. Although the regulations in force allow us to update leases according to this coefficient, so far we have adopted the policy of maintaining rents at historical values.

The devaluation of the peso resulted in a loss of Ps. 49.6 million in the nine-month period ended March 31, 2002, mainly due to the 69.1 million interest rate and currency swap due in March 2005 entered into by the Company.

With respect to the measures announced in connection with debts, the pesification was applicable to all our financial indebtedness except for the above mentioned swap and a small portion of Tarshop S.A.'s bank debt.

Impact of inflation on the Company's financial position

APSA's financial statements have been prepared in accordance with Argentine GAAP, which establishes that financial statements must be presented in constant currency as of March 31, 2002. December 31, 2001, was set as initial date for inflation adjustment for non-cash items.

The Company has used the wholesale domestic price index ("IPIM") to make the adjustments required, the adjustment coefficient applied was 1.3205 for the December 31, 2001 / March 31, 2002 period.

Due to these accounting adjustments, the result from exposure to inflation ("R.E.I.") was Ps. 78.4 million for the nine-month period ended March 31, 2002.

This positive result, contrasts Moreover, with the net loss caused by the difference in the exchange rate registered of approximately Ps.49.6 million for the same period. Both results have been registered under "Financial Results".

The reported figures reflect distortions arising from the inflation adjustment and, in combination with the currency adjustment of certain items in a volatile scenario, significantly complicate the analysis of performance and the assessment of the value of the Company's assets. We believe that the relative distortions will gradually disappear and the value of real estate assets will recover over time, hand in hand with the economy's general correction.

Bondholders meetings of $ 120 million FRN

As of December 31, 2001, there were certain mismatches in the minimum coverage ratio of EBITDA to interest expense committed under the US$ 120 million FRN due on January 2005. Therefore, the Board of Directors decided to call a special bondholders' meeting, held on February 18, 2001, in which Alto Palermo obtained a limited waiver of such non-compliance until March 31, 2002. Since for the period ended March 31, 2002 the Company was in the same situation as before, the bondholders called a new bondholders' meeting held on May 3, 2002 in which a further waiver of such financial ratio until June 30, 2002 was approved.

Extension of $ 120 million FRN coupon

On January 15, 2002 and March 13, 2002, the unanimous meetings of bondholders of the $ 120 million FRN approved the following:

- the acceptance of the full payment of interest of Class A and B Notes matured on January 13, 2002 for $ 7.0 million, paid in two installments on January 16, 2002 and March 19, 2002,
- the payment before March 22, 2002, of 30% of the interest accrued on Class A and B Notes for the period between January 13, and March 13, 2002, whose original maturity was April 18, 2002,
- the extension to July 17, 2002 of the date of payment of 70% of the interest on Class A and B Notes for the period between January 13, 2002 and April 18, 2002,
- the extension of the Repayment Date of Class B Notes for $ 12.5 million from January 13 to July 17, 2002.
- In addition, a standstill of the short term debt with the banks involved was negotiated, and the payment of 30% of the interest accrued until March 13, 2002, was agreed upon.
- This extension was approved subject to the execution of a subordination agreement entered into among IRSA, Parque Arauco S.A. and Citibank, as Administrative Agent of the notes, whereby the shareholders promised to subordinate the collection of the loans granted by them to the Company to the previous payment of the notes and short-term bank debt.

In addition, holders accepted the payment with rescheduled time deposits, which allowed for attractive discounts.

Issue of convertible bonds into ordinary shares of the Company

The General Ordinary and Extraordinary Shareholders' Meeting held on December 4, 2001 approved the issue of Bonds convertible into ordinary shares of the Company for a nominal amount of Ps. 0,1 each and with one vote per share for up to a nominal amount of US$ 100 million, accruing interest at a fixed rate of 10% per annum, payable every six months in arrears and with a conversion price ranging from Ps. 0.10 to Ps. 0.15 at the Board of Directors' criterion. The proceeds of this issue will be used to repay existing liabilities. The Company expects to obtain the relevant approvals of the supervisory agencies so as to implement the issue.

Main Consolidated Indicators
For the nine-month period ended March 31, 2002
(In Argentine pesos)

Income Statement	March 31, 2002	March 31, 2001	Variation (%)
Net Revenues	94,754,435	116,135,747	(18.4)
Leases and Services	70,446,005	89,751,345	(21.5)
Sales of real estate properties	2,760,720	6,817,195	(59.5)
Tarjeta Shopping	21,547,710	19,567,207	10.1
Costs	(47,365,172)	(49,849,357)	(5.0)
Leases and Services	(36,877,039)	(36,076,870)	2.2
Real estate properties	(3,451,142)	(7,368,861)	(53.2)
Tarjeta Shopping	(7,036,991)	(6,403,626)	9.9
Gross Income	47,389,263	66,286,390	(28.5)
Selling expenses	(21,728,679)	(15,476,627)	40.4
Administrative expenses	(11,555,596)	(14,997,661)	(23.0)
Income (Loss) on purchasers rescissions of sales contracts	(36,329)	4,422	(921.6)
Income from Tarjeta Shopping's trust participation	(1,217,990)	1,685,534	(172.3)
Operating income	12,850,669	37,502,058	(65.7)
Intercompanies income (loss) Section 33 Law Nº 19,550	(1,927,965)	(1,539,674)	25.2
Financial income (loss) – net	(40,667,656)	(29,110,552)	39.7
Other income (expenses)	(1,799,024)	1,163,983	(254.6)
Income (Loss) before taxes	(31,545,650)	8,015,815	(493.5)
Income Tax	(925,761)	(2,770,691)	(66.6)
Minority shareholding	3,059,594	(352,873)	(967.1)
Net (Loss) Income for the period	(29,411,817)	4,892,251	(701.2)

Summary of Balance sheet	March 31, 2002	March 31, 2001	Variation (%)
Current assets	58,031,532	116,140,050	(50.0)
Non-current assets	719,860,148	731,866,605	(1.6)
Total assets	777,891,680	848,006,655	(8.3)
Current liabilities	129,571,085	125,448,687	3.3
Non-current liabilities	232,902,047	274,084,498	(15.0)
Total liabilities	362,473,132	399,533,185	(9.3)
Minority shareholding	10,372,158	12,810,448	(19.0)
Shareholders' equity	405,046,390	435,663,022	(7.0)